FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2002


                          VIDESH SANCHAR NIGAM LIMITED
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              THE REPUBLIC OF INDIA
                 (Jurisdiction of incorporation or organization)

                              VIDESH SANCHAR BHAVAN
                               MAHATMA GANDHI ROAD
                                 MUMBAI 400 001
                                      INDIA
                                 +91-22 262 4020
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     |X|               Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           |_|               No      |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________


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Item 1.  CHANGES IN CONTROL OF REGISTRANT

         On February 13, 2002, Panatone Finvest Limited ("Panatone") purchased from the Government of India (the "GoI") 71,250,000 of the equity shares, par value Rs. 10 per share (the "Shares"), of Videsh Sanchar Nigam Limited ("VSNL" or the "Registrant") for Rs. 14,392,500,000 or Rs. 202 per Share. The purchase of 71,250,000 of the Shares (the "Purchase") represents 25.0% of the total outstanding Shares of VSNL and was made pursuant to a Share Purchase Agreement, dated February 6, 2002 (the "Purchase Agreement"), among the GoI, Panatone, Tata Sons Limited ("Tata Sons"), The Tata Power Company Limited, The Tata Iron and Steel Company Limited, Tata Industries Limited and VSNL. On February 13, 2002, in connection with the Purchase, Panatone, Tata Sons, The Tata Power Company Limited, The Tata Iron and Steel Company Limited and Tata Industries Limited entered into a Shareholders' Agreement (the "Shareholders' Agreement") with the GoI, setting forth the rights and obligations associated with ownership of the Shares and the management of VSNL.

     The Purchase Agreement and Shareholders' Agreement are attached as Exhibits 2 and 3, respectively, to the Schedule 13D, dated February 15, 2002, filed jointly by Panatone and Tata Sons, as amended on March 15, 2002 (the "Schedule 13D"). Certain of the information set forth in this Item 1 is based entirely on the information disclosed by Panatone and Tata Sons in the Schedule 13D. The descriptions of the Purchase Agreement and Shareholders' Agreement contained herein are qualified by reference to the text of each respective agreement.

     As stated in the Schedule 13D, Panatone is a non-banking financial company organized under the laws of the Republic of India with its principal business and principal office, address located at Bombay House, 24, Homi Mody Street, Fort, Mumbai 400 001, India. Panatone has four shareholders: Tata Sons, The Tata Power Company Limited, The Tata Iron and Steel Company Limited and Tata
Industries Limited, with ownership interests in Panatone of 59.955%, 40.000%, 0.0225% and 0.0225%, respectively. Tata Sons is the ultimate parent entity of Panatone. Tata Sons beneficially owns 28.75% of the outstanding shares of The Tata Power Company Limited, 19.86% of the outstanding shares of The Tata Iron and Steel Company Limited and 27.02% of the outstanding shares of Tata Industries Limited. As described in the Schedule 13D, Panatone and Tata Sons filed such Schedule 13D and disclosed therein the identity and background of The Tata Power Company Limited, The Tata Iron and Steel Company Limited and Tata Industries Limited because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Purchase. In the Schedule 13D, Panatone and Tata Sons expressly disclaimed (i) the existence of any such group, (ii) any control relationship between Panatone and any or all of The Tata Power Company Limited, The Tata Iron and Steel Company Limited or Tata Industries Limited and (iii) any beneficial ownership of the Shares by any of The Tata Power Company Limited, The Tata Iron and Steel Company Limited or Tata Industries Limited.

     As stated in the Schedule 13D, Panatone is the registered holder of 71,250,000 Shares, representing 25.0% of the outstanding Shares of VSNL. As the principal shareholder of Panatone, Tata Sons indirectly beneficially owns such Shares. Since Tata Sons controls Panatone, the two companies share the power to vote and dispose of such Shares. Immediately after the Purchase, the GoI still held 27.97% of the outstanding Shares.

     As stated in the Schedule 13D, the funds used by Panatone to acquire the 71,250,000 Shares were provided by Tata Sons and its affiliate, The Tata Power Company Limited, in three manners. Rs. 1,991,000,000 was provided in the form of consideration for additional equity interests, of which Rs. 1,194,600,000 was provided by Tata Sons and Rs. 796,400,000 was provided by The Tata Power Company Limited. Rs. 7,329,000,000 was provided in the form of advances against equity, of which Rs. 3,125,400,000


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was provided by Tata Sons and Rs.  4,203,600,000  was provided by The Tata Power
Company Limited. Rs. 5,072,500,000 was provided in the form of unsecured intercompany loans, of which Rs. 72,500,000 was provided by Tata Sons and Rs. 5,000,000,000 was provided by The Tata Power Company Limited.

     As stated in the Schedule 13D, on or about February 21, 2002, Panatone issued Rs. 8,000,000,000 principal amount of zero coupon non-convertible debentures (the "Debentures") to Deutsche Bank and used the proceeds to repay all of the unsecured intercompany loans and a portion of the unadjusted advances against equity that it owed to Tata Sons and The Tata Power Company Limited. The Debentures are secured by a pledge of the Shares, are guaranteed by Tata Sons and The Tata Power Company Limited and will be further secured by mortgages on the real property to be acquired by Panatone. The Debentures are scheduled to mature on February 21, 2003.

     As stated in the Schedule 13D, pursuant to Article 4.7 of the Shareholders' Agreement, subject to certain conditions set forth therein, Panatone is required to cause VSNL to spin off certain real property of VSNL to a new company pursuant to a scheme of arrangement under Sections 391 through 394 of the Indian Companies Act, 1956. As part of the consideration for the Purchase, Panatone is required to transfer 25.0% of its ownership interest in the new company to the GoI, and such percentage will be increased accordingly if Panatone acquires additional Shares from the GoI prior to the date of the spin-off. If for any reason the spin-off cannot take place and VSNL transfers to a third party or otherwise develops the real property referenced above, Panatone is required to pay the GoI an amount equal to 25.0% of the benefit received by VSNL, which amount is to be determined by an independent appraiser to be selected with the consent of both parties, after taking into account any impact under the Indian Income Tax Act, 1961.

     Pursuant to Article 5.1 of the Shareholders' Agreement, the board of directors of VSNL has been reconstituted and shall consist of up to twelve directors. Four of the directors shall be permanent and non-retiring directors, of which the GoI and Panatone are entitled to nominate two each. Four of the directors shall be retiring and independent directors, of which the GoI and Panatone are entitled to nominate and recommend two each. Four of the directors shall be retiring and non-independent directors, of which the GoI and Panatone are entitled to nominate two each, unless Panatone owns (x) more than 25.0% but less than 30.0% of the Shares, in which case Panatone will be entitled to nominate three of the four directors and the GoI will be entitled to nominate one of the four directors, or (y) more than 30.0% of the Shares, in which case Panatone will be entitled to nominate all four directors. In addition, Panatone has the right to designate one of the directors nominated by it as the managing director of VSNL so long as it owns at least 25.0% of the Shares.

     Immediately after the consummation of the Purchase, the GoI nominated one retiring and independent director and two retiring and non-independent directors. One retiring and independent director appointed earlier by the GoI continued to hold office. Panatone nominated one permanent and non-retiring director and two retiring and non-independent directors. In addition, Panatone designated the permanent and non-retiring director whom it nominated as the managing director of VSNL. One retiring and non-independent director appointed by the GoI resigned on March 6, 2002. The board of directors of VSNL currently has seven vacancies.

     Pursuant to Article 6.1 of the Shareholders' Agreement, Panatone shall not, subject to certain exceptions set forth therein, for a period of three years from the closing date set forth therein, directly or indirectly, sell,


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transfer,  assign,  pledge,  charge,  mortgage or in any other way dispose of or encumber any Share acquired pursuant to the Purchase Agreement or any of its rights or obligations under the Shareholders' Agreement.

     Pursuant to Article 6.2 of the Shareholders' Agreement, subject to certain conditions set forth therein, if either of the GoI or Panatone desires to sell any of the Shares acquired pursuant to the Purchase Agreement, the party so desiring is required to first offer to sell those Shares to the other party.

     Pursuant to Article 6.3 of the Shareholders' Agreement, subject to certain conditions set forth therein, the GoI may, instead of exercising its rights to purchase Shares offered pursuant to Article 6.2, send a "tag along" notice to Panatone requiring Panatone to ensure that any proposed third party purchaser of the Shares purchases any additional Shares offered by the GoI at the same price and on the same terms as the Shares purchased by any third party purchaser from Panatone.

     Pursuant to Article 6.6 of the Shareholders' Agreement, at any time during the fifth year after the Purchase, Panatone has an option to require the GoI to sell to Panatone all but one Share then held by the GoI at the fair market value of the Shares, which is determined by an independent appraiser to be selected with the consent of both parties.

     Pursuant to Article 7.7 of the Purchase Agreement, subject to certain exceptions set forth therein, the GoI and Panatone have agreed to vote at the general shareholders' meeting of VSNL in favor of a resolution to amend the Articles of Association of VSNL as required to permit the transfer of management and control of the affairs of VSNL to Panatone.

Item 2.  EXHIBITS

     The Registrant hereby incorporates in this report on Form 6-K the following exhibit:

EXHIBIT NUMBER      DESCRIPTION OF EXHIBIT

99.1 Share Purchase Agreement, dated February 6, 2002, among the GoI, Panatone, Tata Sons, The Tata Power Company Limited, The Tata Iron and Steel Company Limited, Tata Industries Limited and VSNL (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Panatone and Tata
                    Sons).

Forward-Looking Statements

     Statements in this Form 6-K and the document attached hereto as an exhibit and incorporated herein by reference that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include: economic considerations that could affect demand for telecommunications services and the ability of the Registrant to make collections; inflation; regulatory factors; exchange controls and occurrences in currency markets; competition; labor relations; and the risk factors set forth in the Registrant's various filings with the Securities and Exchange Commission, including its Annual Report on Form


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20-F filed on October 1, 2001. The Registrant undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          VIDESH SANCHAR NIGAM LIMITED



 Date: March 18, 2002                     By: /s/ ARUN GUPTA
                                              ----------------------------------
                                          Name:   Arun Gupta
                                          Title:  Executive Director (Finance)




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